October 26, 2018

VIA EDGAR

Ms. Melissa Gilmore

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Golden Entertainment, Inc.
Form 10-K for the year ended December 31, 2017
Form 8-K furnished August 8, 2018
File No. 000-24993

Dear Ms. Gilmore:

Golden Entertainment, Inc. (the “Company”) is in receipt of the Staff’s letter dated October 19, 2018 with respect to the Annual Report on Form 10‑K for the year ended December 31, 2017 referenced above filed with the Commission on March 16, 2018 and the Current Report on Form 8-K referenced above furnished with the Commission on August 8, 2018.  For ease of reference, we have set forth the Staff’s comments in bold type and our responses below.

Form 10-K for the year ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.

We note that your discussion of your results of operations currently discusses the changes in revenue and in certain expense line items. In light of the fact that your Distributed Gaming Segment, which generates the majority of revenues, has a significantly smaller Adjusted EBITDA when compared to revenues, and the fact that your disclosure in Note 16 indicates that you evaluate each segments profitability based upon segment Adjusted EBITDA, please consider revising your MD&A discussion to include a discussion of this segment profitability measure.

Response:

In future filings, the Company will expand its discussion in the Results of Operations section of MD&A to include a discussion of the difference in Adjusted EBITDA margin between our segments.

October XX, 2018 Page 2

Non-GAAP Measures, page 36

2.

We note that on page 37 you present a reconciliation of the non-GAAP measure Adjusted EBITDA to net income. Please revise to begin the reconciliation with the comparable GAAP measure, net income. See Item Question 102.10(1)(i)(A) of Regulation S-K and the SEC Staff’s C&DI on Non-GAAP Financial Measures, updated April 4, 2018. Also, please revise your disclosure in your Form 10-Q reports as applicable.

Response:

In future filings including our Form 10-Q reports, the Company will revise its reconciliation of the non-GAAP measure Adjusted EBITDA to net income to begin the reconciliation with the comparable GAAP measure, net income.

Form 8-K furnished August 8, 2018

Exhibit 99.1

Supplemental Combined Financial Information, page 6

3.

We note that the tables disclosed on page 6 and 7 combine revenue, net income and Adjusted EBITDA for the company and the acquired American entity for the three and six months ended June 30, 2017. In light of the fact that these periods were prior to the American acquisition, and your combination of amounts excludes any pro forma adjustments, please tell us why you believe that the combined results provide a meaningful comparison for the periods presented, especially considering that they are not indicative of future results without the pro forma adjustments.

Response:

The Company included the supplementary financial information for the three and six months ended June 30, 2017 for the Company and American on a combined basis in the earnings release for informational purposes. The Company believes that providing the combined results is useful for investors, as they provide a picture more indicative of the historical operations of the two legacy entities prior to the American acquisition. Summary pro forma financial information for the period was separately included in the Company’s Quarterly Report on Form 10-Q, filed on August 9, 2018.

October XX, 2018 Page 3

*****

Any comments or questions regarding the foregoing should be directed to the undersigned at (702) 891-4266 or at cprotell@goldenent.com.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Charles H. Protell

Charles H. Protell

GOLDEN ENTERTAINMENT, INC.

EXECUTIVE VICE PRESIDENT

CHIEF STRATEGY OFFICER

CHIEF FINANCIAL OFFICER

cc:	Ryan Cupersmith, Ernst & Young LLP
Ryan Whitman, Piercy Bowler Taylor & Kern, Certified Public Accountants
Steven Stokdyk, Latham & Watkins LLP
Ann Buckingham, Latham & Watkins LLP